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                                                                    EXHIBIT 99.3

                            MACROVISION CORPORATION
                        PROPOSED OPTION EXCHANGE PROGRAM
                       FREQUENTLY ASKED QUESTIONS ("FAQ")
                                 APRIL 25, 2003

         The following FAQ should answer most of the questions that you may have about the proposed option exchange program (the "Option Exchange Program") that was announced today. The Option Exchange Program is subject to stockholder approval at our May 27, 2003 annual meeting of stockholders. Even if approved by our stockholders, our board of directors will retain the authority, in its discretion, to commence the Option Exchange Program, or once commenced to terminate or postpone the Option Exchange Program at any time prior to the expiration of the offer to exchange. If the Option Exchange Program commences, it is subject to regulatory review by the U.S. Securities and Exchange Commission ("SEC").

         The information in this FAQ is as of April 25, 2003 and does not contain complete details about the Option Exchange Program. More information about the Option Exchange Program can be found in Macrovision's proxy statement which has been filed today with the SEC. Proxy materials will be mailed to stockholders on or about May 2, 2003. You can find the full text of the proxy proposal through Macrovision's web site at HTTP://WWW.MACROVISION.COM/CORPORATE/IR/SECFILINGS.PHP3, as well as the SEC's web site at WWW.SEC.GOV.

         Once you have read all the materials, if you are a stockholder, you should take the opportunity to exercise your right to vote your shares. Your vote will help determine whether the Option Exchange Program is approved, but will not affect your choice as to whether or not you participate in the Option Exchange Program. The outcome of the vote will be communicated soon after the annual meeting.

         If the Option Exchange Program is approved by our stockholders and we proceed with the Option Exchange Program, you will receive additional written information specifying the precise terms and timing of the Option Exchange Program to assist you with your decision on whether or not to participate.


GENERAL QUESTIONS ABOUT THE OPTION EXCHANGE PROGRAM

Q1. WHAT IS THE OPTION EXCHANGE PROGRAM?

         The Option Exchange Program provides an opportunity for all eligible employees to exchange their stock options granted under our 1996 Equity Plan and 2000 Equity Plan with an exercise price greater than $28.00 per share for a lesser number of options to be issued at least six months and one day from the date the surrendered options are cancelled.

         If the Option Exchange Program is approved by our stockholders, eligible employees will be offered the opportunity to participate in the Option Exchange Program under a tender offer expected to be filed with the SEC sometime after July 31, 2003. Eligible employees will be given at least 20 business days to make an election to participate ("Election to Participate") in order to cancel their eligible options in exchange for new options. Participation will be completely voluntary. Eligible employees may change their Election to Participate at any time during this 20-day period, but once the election period has ended, their most recent decision will become irrevocable. The new options will not be granted until at least six months and one day after the cancellation of the surrendered options. We do not expect to issue the new options until after February 2, 2004.

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         If we proceed with the Option Exchange Program, you will receive additional important information at the time the Offer to Exchange is filed with the SEC, expected to be sometime after July 31, 2003.

Q2. WHY IS MACROVISION PROPOSING THE OPTION EXCHANGE PROGRAM?

         We are proposing the Option Exchange Program because, as a result of the sharp decline in our stock price over the past few years, many of our employees hold options with exercise prices higher than the current market price of Macrovision's common stock. These "out-of-the-money" options are no longer effective as an incentive to motivate and retain these employees. The Option Exchange Program provides us with an opportunity to realign preformance and reward.

Q3. WHO WILL BE ELIGIBLE TO PARTICIPATE?

         We plan to offer the Option Exchange Program to all of our eligible employees worldwide, where permitted by local law and where it is practical to do so. Members of our board of directors, as well as our chief executive officer and our next four most highly compensated executive officers, as listed in our Proxy Statement, will not be eligible to participate.

Q4. WHY CAN'T MACROVISION JUST GRANT ADDITIONAL OPTIONS?

         The Option Exchange Program was designed to avoid the dilution in ownership to our stockholders that would result if we granted employees additional options to supplement their out-of-the-money options. Employees participating in the Option Exchange Program will receive new options for a lesser number of shares than they surrender, which will reduce the number of outstanding options. We believe this approach strikes a balance between our employees' interests and those of our stockholders.

Q5. WHY CAN'T MACROVISION JUST REPRICE OPTIONS?

         In 1998, the Financial Accounting Standards Board adopted accounting rules that impact the repricing of options. If we were to reprice employee options, we would be subject to compensation charges against our earnings. We have structured the Option Exchange Program in a manner which we believe will not cause Macrovision to incur any compensation expense for financial reporting purposes under current U.S. generally accepted accounting principles.

Q6. IF OUR STOCKHOLDERS APPROVE THE OPTION EXCHANGE PROGRAM, WILL MACROVISION MAKE ANY RECOMMENDATION AS TO WHETHER I SHOULD EXCHANGE MY ELIGIBLE OPTIONS?

         No. Macrovision will not be able to make any recommendation as to whether you should exchange your options. You must make your own informed decision. For questions regarding investment-related issues, you should talk to your own legal counsel, accountant and/or financial advisor.

Q7. WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OPTION EXCHANGE PROGRAM?

         For U.S. federal income tax purposes, the exchange of options should be treated as a non-taxable exchange and you should not recognize income upon the grant of the new options. The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences. For questions regarding personal tax implications, you should talk to your own legal counsel, accountant and/or financial advisor.


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Q8. IF I ELECT TO EXCHANGE MY OPTIONS, DO I HAVE TO EXCHANGE ALL OF MY OPTION
GRANTS OR CAN I JUST EXCHANGE SOME OF THEM?

         Options may be surrendered on a grant-by-grant basis (I.E., you must surrender either all or none of the options granted on the same date with the same exercise price). If you elect to participate you must also surrender any options granted to you in the six months preceding the commencement of the exchange offer; however, we do not anticpate issuing any options during this period. Option grants that you choose not to exchange retain all their current terms and conditions, including their current exercise price and vesting schedule.

Q9. DOES MACROVISION PLAN TO MAKE ANY COMPANY-WIDE OPTION GRANTS BETWEEN THE COMMENCEMENT OF THE OPTION EXCHANGE PROGRAM AND THE GRANT DATE OF THE NEW OPTIONS?

         No. We will suspend Company-wide option grants (except for new employees) until sometime after the grant date of the new options in order to avoid unfavorable accounting treatment.

Q10. WILL THE 1996 EMPLOYEE STOCK PURCHASE PLAN ("ESPP") AND NEW HIRE GRANTS BE SUSPENDED DURING THIS TIME PERIOD AS WELL?

         No. The ESPP and new hire grants will not be suspended.

Q11. WILL I BE REQUIRED TO GIVE UP ALL OF MY RIGHTS UNDER THE CANCELLED OPTIONS?

         Yes. Once your options are surrendered for exchange, they would be cancelled and you would no longer have any rights under those options. All options accepted for exchange will be cancelled the first business day following the expiration of the election period.

Q12. WHAT IF MY EMPLOYMENT AT MACROVISION ENDS BETWEEN THE COMMENCEMENT OF THE OPTION EXCHANGE PROGRAM AND THE GRANT DATE OF THE NEW OPTIONS?

         In order to receive a new option grant under the Option Exchange Program, you must be continuously employed by Macrovision from the date that the Option Exchange Program commences through the date that the new option grants are made. If you are no longer a Macrovision employee for any reason, including layoff, termination, voluntary resignation, death or disability, on the date the new grants are made, you will not receive a new grant, even if you had elected to participate and had surrendered your options for cancellation and exchange. Accordingly, you would forfeit all options that you elect to exchange. ONCE THE ELECTION TO PARTICIPATE PERIOD HAS ENDED, YOUR ELECTION TO PARTICIPATE OR NOT PARTICIPATE IS IRREVOCABLE.

         Unless you have a separate written agreement governing your employment relationship or as otherwise expressly provided by applicable laws, your employment with Macrovision remains "at will" and can be terminated by you or Macrovision at any time, with or without cause or notice, and nothing in the Option Exchange Program will modify or change that.

SPECIFIC QUESTIONS ABOUT THE OPTIONS TO BE EXCHANGED

Q13. WHICH OF MY OPTIONS CAN BE EXCHANGED?

         Under the Option Exchange Program, you may make an election to exchange your unexercised options that have an exercise price greater than $28.00 per share for new options to be granted in


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accordance with the exchange ratios set forth below:

                                                       AS AN EXAMPLE, IF YOU
                              EXCHANGE RATIO         EXCHANGED 100 SHARES, YOU
EXERCISE PRICE RANGE         CANCELLED TO NEW             WOULD RECEIVE
--------------------         ----------------             -------------

$28.01 to $34.99                 1.5 to 1                   66 shares

$35.00 to $49.99                 2.0 to 1                   50 shares

$50.00 to $69.99                 3.0 to 1                   33 shares

$70.00 to $89.99                 4.0 to 1                   25 shares

$90.00 and above                10.0 to 1                   10 shares

         The exchange ratios set forth above were established based on our closing stock price on April 22, 2003, and may change based on changes in the price of our common stock at the time the Option Exchange Program is commenced. New option grants calculated in accordance with the exchange ratios will be rounded down to the nearest whole share on a grant-by-grant basis. Options will not be issued for fractional shares.

Q14. WHY ARE ONLY OPTIONS WITH AN EXERCISE PRICE GREATER THAN $28.00 PER SHARE ELIGIBLE FOR EXCHANGE?

         We believe that the Option Exchange Program must balance the interests of both our employees and our stockholders. We believe the exercise price ranges that we established, after consultation with a leading independent compensation consulting firm and on the basis of valuations under the Black-Scholes option pricing model, achieve this balance.

Q15. CAN I EXCHANGE MY VESTED AND UNVESTED ELEGIBLE OPTIONS?

         Yes, you may exchange your vested and unvested options.

Q16. CAN I EXCHANGE OPTION GRANTS I HAVE ALREADY EXERCISED OR PARTIALLY
EXERCISED?

         If you exercised an option grant in its entirety, that option grant is no longer outstanding and is therefore not eligible for exchange under the Option Exchange Program. If you previously exercised an option grant in part, only the remaining unexercised portion of the eligible option grant may be exchanged under the Option Exchange Program.

SPECIFIC QUESTIONS ABOUT THE NEW OPTIONS

Q17. WHEN WOULD I RECEIVE MY NEW OPTIONS?

         The new options would be granted at least six months and one day after the cancellation of the surrendered options. If the Option Exchange Program commences, we do not expect to issue the new options until after February 2, 2004.

Q18. WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

         All new options will be granted with an exercise price equal to the closing price of Macrovision's common stock as reported on the Nasdaq National Market on the date the new options are granted. This

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date has not yet been determined.

Q19. WHAT WILL BE THE VESTING SCHEDULE OF THE NEW OPTIONS?

         Except in certain countries outside of the United States as determined by Macrovision, the new options will be subject to a three-year vesting schedule, with one-sixth (1/6th) of the option shares available for exercise on or after the first anniversary of the grant date, and an additional five one hundred forty-fourth (5/144th) of the option shares available for exercise each month thereafter through the third anniversary of the grant date.

         Employees will have the choice to exercise their new options at any time after they have vested. Options will only vest if the optionee remains a Macrovision employee and may only be exercised by a Macrovision employee. Options that are not vested at termination of employment cannot be exercised and will be forfeited. The new options will be completely unvested on the date of grant, regardless of whether the surrendered options were partially or completely vested.

Q20. WHAT WILL THE TERM OF THE NEW OPTIONS BE?

         Except in certain countries outside of the United States as determined by Macrovision, under the Option Exchange Program, each new option will have a term of five years from the date of grant.

Q21. WHAT WILL THE OTHER TERMS AND CONDITIONS OF THE NEW OPTIONS BE?

         The other terms and conditions of the new options will be set forth in an option agreement to be entered into as of the new grant date, and will be governed by the 1996 Equity Plan or the 2000 Equity Plan, whichever was applicable to the cancelled options that the new options replace. Replacement options will be nonstatutory stock options under U.S. federal income tax laws, regardless of whether the options tendered for exchange are incentive stock options or nonstatutory stock options. The shares of common stock for which the new options will be exercisable already have been registered, or will be registered, with the SEC as part of our 1996 Equity Plan and 2000 Equity Plan registrations.

Q22. IF THE EXERCISE PRICE OF THE NEW OPTIONS THAT MAY BE GRANTED IN THE FUTURE IS HIGHER THAN THE EXERCISE PRICE OF THE OPTIONS I EXCHANGED, CAN I REVERT BACK TO MY ORIGINAL OPTIONS WITH THEIR ORIGINAL EXERCISE PRICE?

         No, once your options have been surrendered for exchange, it is not possible to regrant them. The fair market value of Macrovision's common stock on the grant date of the new options cannot be predicted at this time, and it is possible that your new options may have a higher exercise price than your surrendered options. You will need to carefully consider the exercise price of your eligible options and your expectations of what the fair market value of Macrovision's common stock will be on the grant date of the new options as this grant date will be more than six months after your options are surrendered for exchange.

Q23. IF THE NEW OPTIONS GRANTED TO ME END UP BEING OUT-OF-THE-MONEY, WILL ANOTHER OPTION EXCHANGE PROGRAM BE OFFERED BY MACROVISION?

         At this time, we do not expect to implement another Option Exchange Program.

ADDITIONAL INFORMATION

         This communication is for informational purposes only, and is neither an offer to purchase nor a

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solicitation of an offer to sell securities of Macrovision Corporation.
Macrovision has not commenced the Option Exchange Program referenced in this communication, and will not unless stockholders approve the Option Exchange Program at the annual stockholders meeting on May 27, 2003. Macrovision's board of directors has reserved the right to amend, postpone or terminate the proposed Option Exchange Program prior to the end of the exchange offer period. The Option Exchange Program will only be made through a tender offer statement and related materials. At the time of commencement of the Option Exchange Program, we will file these tender offer materials with the SEC on Schedule TO and will send copies free of charge to all employees of Macrovision who are eligible to participate in the offer. In addition, all of these materials will be available free of charge on the SEC's website at WWW.SEC.GOV. All eligible employees are encouraged to carefully read these materials when they become available, as they will contain important information on deciding whether to participate in the Option Exchange Program, as well as the process for surrendering eligible options.


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